The principal investment strategies for Fidelity Government Cash Reserves Fund have been modified as follows (new text is underlined; deleted text is struck-through):

 ~~The Adviser normally invests at least 99.5% of the fund’s total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities). Certain issuers of U.S. Government securities are sponsored or chartered by Congress but their securities are neither issued nor guaranteed by the U.S. Treasury.~~ In buying and selling securities for the fund, the Adviser complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, liquidity, and diversification of the fund’s investments. The Adviser stresses maintaining a stable $1.00 share price, liquidity, and income. In addition, the Adviser normally invests at least 80% of the fund’s assets in U.S. Government securities and repurchase agreements for those securities.